Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Announces Share Repurchase Program
Beijing, China (September 17, 2008) — Qiao Xing Mobile Communication Co., Ltd. (the “Company” or “Qiao Xing Mobile”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary, CEC Telecom Co., Ltd., today announced that its board of directors has approved a share repurchase program. Under the terms of the approved program, Qiao Xing Mobile may repurchase up to an aggregate of US$20 million worth of its issued and outstanding shares from time to time in open-market transactions on the NYSE Euronext.
The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares and other factors. Qiao Xing Mobile expects to implement this share repurchase program over the next 12 months in a manner consistent with market conditions and the interest of the shareholders. Qiao Xing Mobile’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Qiao Xing Mobile plans to fund repurchases made under this program from available working capital.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “The approval of the share repurchase program by our board of directors reflects our ongoing commitment to increase shareholder value and confidence that the current share price levels do not reflect our current potential value. In addition, we strongly believe that our available cash resources will allow us to implement a share repurchase program while continuing to pursue growth opportunities.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, its products are sold under the “VEVA”, “CECT” and “YAMI” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 17, 2008 and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 8219 3706
Email: matao@qxmc.com